FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2013

DIRECTORATE CHANGE

James B Comey, Jr., an independent non-executive Director of HSBC Holdings plc ('HSBC'), has resigned from the Board with effect from 4 September 2013, following his confirmation by the US Senate as the next Director of the Federal Bureau of Investigation. Mr Comey was nominated for that post by President Barack Obama in June 2013.

Mr Comey was appointed to the HSBC Board on 4 March 2013 and served on the Financial System Vulnerabilities Committee.

Commenting on Mr Comey's resignation, HSBC Group Chairman Douglas Flint said: "On behalf of the Board, I warmly congratulate Jim on his appointment as Director of the FBI. The appointment reflects his expertise and the esteem in which he is held. We are sad to lose Jim's wise counsel and are grateful to him for the contribution he has made to HSBC in his brief time as a non-executive Director and member of the Financial System Vulnerabilities Committee. We wish him the very best with his appointment to this important role."

There are no matters relating to the resignation of Mr Comey that need to be brought to the attention of the shareholders of the Company.

For and on behalf of
HSBC Holdings plc
Ben JS Mathews
Group Company Secretary

Media enquiries to Patrick Humphris on +44 (0) 20 7992 1631 or at patrick.humphris@hsbc.com
Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J B Comey†, J D Coombe†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay and Sir Simon Robertson†.

† Independent Non-Executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                              Date: 31 July 2013